SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR ANNOUNCES NEW ON-LINE CHANGE FACILITY

Ryanair, Europe's No.1 low fares airline, today (Friday, 5th March 2004) announced its latest Customer Service initiative where passengers can now make name and date changes on-line at www.ryanair.com, subject to standard Company conditions.

Passengers wishing to change the name or date of travel up to twelve hours prior to their scheduled departure time, can now easily do so on www.ryanair.com. This customer friendly initiative means Ryanair passengers who are unable to travel for whatever reason, do not have to lose their money - they can simply log-on to www.ryanair.com and change the name or date of travel. There is a change fee* charge of GBP15/EUR22 per flight sector and per person.

Speaking this morning, Conal Henry, Commercial Director of Ryanair.com, said:

        "This is the latest initiative from Ryanair in our continuous efforts to improve our customer service for our passengers - initiatives such as these have helped grow our European passenger numbers by 50% over the last year.

        "If for some reason you can no longer fulfill that shopping commitment in London or that weekend in Paris, you can relax in the knowledge that Ryanair has introduced an on-line change service which will accommodate on-line date and name changes up to 12 hours prior to scheduled departure.

        "People are voting with their feet and flying with Ryanair when it comes to unbeatable low fares, excellent on-time performance and great customer service."

Additional Note:

        *If there is a difference in price between the original fare paid and the lowest available fare for the new booking at the time, passengers will be obliged to pay this difference. If the available fare is lower on the new flight, no refund will be made.

Ends.                          Friday, 5th March 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 March 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director